

03002221

SP 3/5/03

UF 3-5-03**

RECEIVED
MAR - 3 2003
WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER

8- 46430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Troy Investment Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

One Liberty Square

(No. and Street)

Boston, MA   02109-4825-01
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George L. Malone, CPA, PC

(Name – *if individual, state last, first, middle name*)

Three Baystate Court   Brewster,   MA   02631
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MAR 1 9 2003

OATH OR AFFIRMATION

I, John J. Troy _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Troy Investment Associates, Inc.__ _____ , as of __December 31,__ _____ , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                        _____
                                                                        Signature

                                                        _____
                                                                        Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- **☒ (c) Statement of Income (Loss).
- **☒ (d) Statement of Changes in Financial Condition.
- **☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- **☒ (g) Computation of Net Capital.
- **☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- **☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- **☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

** Filed only in Binder II - Confidential Information

TROY INVESTMENT ASSOCIATES, INC.

BOSTON, MASSACHUSETTS

034872

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2002

WITH

REPORTS OF INDEPENDENT AUDITOR

TROY INVESTMENT ASSOCIATES, INC.

BOSTON, MASSACHUSETTS

034872

FINANCIAL STATEMENTS
Year Ended December 31, 2002

INDEX

INDEPENDENT AUDITOR'S REPORTS REQUIRED BY RULE 17a-5:

Financial statements and supplementary information

Internal control

FINANCIAL STATEMENTS:

BINDER I—PUBLIC INFORMATION

BINDER II—CONFIDENTIAL INFORMATION

GEORGE L. MALONE, CPA, PC

Certified Public Accountants

Orleans/Brewster Office Park
3 Baystate Court
Brewster, Massachusetts 02631
Tel: (508) 240-1511
Fax: (508) 240-2758

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

AND REQUIRED SUPPLEMENTARY INFORMATION

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Troy Investment Associates, Inc. (the Company), as of December 31, 2002, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troy Investment Associates, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George L. Malone CPA, PC

Brewster, Massachusetts
February 24, 2003

MEMBER OF

American Institute of Certified Public Accountants

Massachusetts Society of Certified Public Accountants, Inc.

GEORGE L. MALONE, CPA, PC

Certified Public Accountants
Orleans/Brewster Office Park
3 Baystate Court
Brewster, Massachusetts 02631
Tel: (508) 240-1511
Fax: (508) 240-2758

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING

AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental information of Troy Investment Associates, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5 (g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rue 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examination, counts, verifications, and comparisons;
2. recordation of differences required by Rule 17a-13;
3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices

MEMBER OF

American Institute of Certified Public Accountants

Massachusetts Society of Certified Public Accountants, Inc.

and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties. *George L. Malone pra, re*

George L. Malone, CPA, PC
Brewster, Massachusetts
February 24, 2003

TROY INVESTMENT ASSOCIATES, INC.

BOSTON, MASSACHUSETTS

034872

STATEMENT OF FINANCIAL CONDITION
December 31, 2002
(Note 1)

ASSETS

Cash—non-interest bearing	$33,891
Total current assets	33,891
Office furniture and equipment, at cost less accumulated depreciation of $38,572	-
Total assets	$33,891

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$15,032
Advance from stockholder/officer	5,000
Total liabilities	20,032
Stockholders' equity:	
Common stock, no par value, 100 shares issued and outstanding	100
Retained earnings	13,759
Total stockholders' equity	13,859
Total liabilities and stockholders' equity	$33,891

See accompanying notes.

1

NOTES TO STATEMENT OF FINANCIAL CONDITION
At December 31, 2002

Note 1. History and Summary of Significant Accounting Policies

Troy Investment Associates, Inc. (the Company), incorporated October 28, 1988, continues the investment placement business of Troy Investment Associates, a proprietorship formed at an earlier date.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

The Company elected to be taxed as a subchapter S Corporation on December 1, 1988. Corporate earnings are taxed to the Company's stockholders.

Assets and liabilities are recognized on the accrual basis of accounting. Revenues are recognized when fees are earned and due for collection, and expenses are recognized when goods are received and services are rendered. Fixed assets are capitalized and depreciated over their estimated useful lives using accelerated methods of depreciation.

Note 2. Taxes

The Company is on the cash basis for reporting taxable income to stockholders. Taxable results are included in stockholders' tax returns.

Note 3. Commitment

The Company, under a second amendment of its lease, leases its Boston office space at a monthly rent of $3,806 per month for the remainder of the term from July 1, 2000, to June 30, 2005, plus increases in certain costs over base years ended at or near December 31, 1995. The lease expires in June 2005.

Note 4. Expense Reimbursements

Clients reimburse the Company for certain costs incurred on their behalf. Such reimbursements are included in revenues.

Note 5. Stockholder/Officers' Compensation

Compensation of stockholder/officers varies with the level of revenues.